SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


03027141

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR.net Corp. Retirement Savings and Profit Sharing Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

David A. Woodle
President and CEO
C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801
(814) 238-2461


RECEIVED
JUL 15 2003
WASH, D.C.
188
SECTION

This document contains 15 pages

PHL_A #1774340 v1

REQUIRED INFORMATION

This document contains 15 pages

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR.net Corp. Retirement Savings and Profit Sharing Plan

C-COR.net CORP.
Plan Administrator



DATE: July 14, 2003

By: /s/ Joseph E. Zavacky
Joseph E. Zavacky
Controller and Assistant Secretary

This document contains 15 pages

PHL_A #1774340 v1

C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN

Table of Contents

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, have been omitted because there is no information to report.



30 North Third Street
Suite 200
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

To the Board of Directors
C-COR.net Corp.:

We have audited the accompanying statements of net assets available for benefits of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

July 3, 2003



C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments:		
At estimated fair value:		
Pooled separate accounts	$ 9,135,892	9,656,181
Participants loans	521,378	418,456
	9,657,270	10,074,637
At quoted fair value:		
C-COR.net Corp. common stock	1,247,674	4,536,689
At contract value:		
Investment contract with insurance company	6,497,195	5,834,446
Total investments	17,402,139	20,445,772
Contributions receivable – employees	80,781	148,220
Contributions receivable – employer	87,843	122,140
Net assets available for benefits	$ 17,570,763	20,716,132

See accompanying notes to financial statements.

C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income (loss):		
Interest	$ 293,156	371,265
Net appreciation (depreciation) in fair value of investments	(5,762,431)	373,049
	(5,469,275)	744,314
Contributions:		
Employer contributions	1,778,587	1,375,829
Employee contributions	2,437,349	1,832,719
Rollover contributions	1,054,115	442,053
	5,270,051	3,650,601
Total additions	(199,224)	4,394,915
Deductions from net assets attributed to:		
Distributions	2,910,868	6,109,317
Administrative expenses	35,277	44,922
Total deductions	2,946,145	6,154,239
Net transfers in from other plans	—	112,909
Net decrease	(3,145,369)	(1,646,415)
Net assets available for benefits:		
Beginning of year	20,716,132	22,362,547
End of year	$ 17,570,763	20,716,132

See accompanying notes to financial statements.

C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following brief description of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (IRC). The Plan was established January 1, 1987. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or the first day of any calendar quarter after completion of 1,000 hours of service in any twelve consecutive month period. The Plan covers substantially all employees of C-COR.net Corp. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

1) Employee Directed Contributions

Participants may direct the Company to reduce their compensation, as defined in the Plan, by 1% to 100% (in whole percentages) up to a maximum amount established by the Internal Revenue Service annually. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 pooled separate accounts, Company stock and an insurance investment contract as investment options for participants.

2) Employer Matching Contributions

The employer matching rate percentage is determined annually by the Company's Board of Directors. The employer match was equal to one dollar for each dollar contributed up to 6% of eligible pay in 2002 and 2001.

3) Employer Discretionary Contributions

Subject to the approval by the Company's Board of Directors, the Company may contribute a discretionary amount to the Plan. This amount will be allocated to all eligible employees based on their individual compensation, as defined in the Plan, compared to the total compensation of all employees eligible to participate. There were no employer discretionary contributions in 2002 or 2001.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the employer's matching and discretionary contributions (if applicable) and (b) allocations of Plan earnings. In addition, each participant's account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Vesting***

Participants are vested immediately in their contributions plus actual earnings thereon. Employees become vested in the employer contributions portion of their account according to the following schedule:

Years of credited service	Percent vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

(e) ***Participant Loans***

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant's account. Interest rates ranged from 5.75% to 10.50% and 7.00% to 10.50% at December 31, 2002 and 2001, respectively, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

(f) ***Payment of Benefits***

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant's death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for "severe" financial hardships, as defined by the Plan.

(Continued)

(g) Forfeited Accounts

Employer matching contributions and employer discretionary contributions that are forfeited are used to reduce the amount of future employer matching and employer discretionary contributions. Employer contributions were reduced by $112,630 and $85,535 during 2002 and 2001, respectively, from forfeited nonvested accounts. At December 31, 2002, forfeited nonvested accounts totaled $6,388, which will be used to reduce employer contributions in 2003.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan's pooled separate accounts are valued based on the net unit value as determined by CIGNA Retirement & Investment Services (CIGNA), the custodian of the Plan. The Company's common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3) Investments

The following table presents investments at December 31, 2002 and 2001. Investments that represent five percent or more of the Plan's net assets are separately identified.

		2002		2001	
Investments at estimated fair value:					
S&P 500 Index	$	1,616,345		1,916,929	
Large Value Levin & Company		1,585,442		2,163,215	
CIGNA Lifetime 40		1,237,405		1,251,997	
Mid Cap Growth Artisan Partners		1,037,356		—	*
Berger Small Company Value		1,021,979		—	*
Janus Worldwide		907,951		1,221,295	
Credit Suisse Emerging Growth		—	*	1,320,974	
Other		2,250,792		2,200,227	
		9,657,270		10,074,637	
Investments at quoted fair value:					
C-COR.net Corp. common stock		1,247,674		4,536,689	
Investment at contract value:					
CIGNA Guaranteed Income Contract		6,497,195		5,834,446	
Total investments	$	17,402,139		20,445,772	

* Less than 5% of Plan net assets in the respective year

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		2002	2001
Investments at estimated fair value:			
Pooled separate accounts	$	(2,280,770)	(1,489,177)
Investments at quoted fair value:			
C-COR.net Corp. common stock		(3,481,661)	1,862,226
Net appreciation (depreciation) in fair value	$	(5,762,431)	373,049

(4) Investment Contract with Insurance Company

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract

(Continued)

value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 4.40% and 5.55% in 2002 and 2001, respectively. The crediting interest rate as of December 31, 2002 and 2001 was 4.15% and 5.40%, respectively.

(5) Asset Transfers

A division of the Company was transferred in 2000 to Worldbridge Broadband Services, Inc., a wholly-owned subsidiary of the Company. Plan assets associated with the transferred participants were transferred from the Plan to the Worldbridge Broadband Services 401(k) plan. On January 8, 2001, the remaining assets associated with the transferred participants were transferred out of the Plan in the amount of $719,174.

In 2001, the Company acquired MobileForce Technologies, Inc. The assets from the 401(k) plan of the acquired business were transferred into the Plan in 2001 in the amount of $832,083.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(8) Related-Party Transactions

Plan investments include units of pooled separate accounts and a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company's common stock.

(9) Contingencies

As a result of certain reductions in force by the Company during the years ended December 31, 2002 and 2001, there is a possibility that a partial termination of the Plan, as defined, occurred. If a partial termination occurred, the unvested employer contribution portion of the accounts of all individuals who were involuntarily terminated should have become fully vested instead of being forfeited. If a determination is made that a partial termination occurred, the Company intends to take all necessary steps to restore forfeited contributions, plus applicable earnings thereon, to the accounts of individuals who were involuntarily terminated.

C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN

Schedule G, Part III – Nonexempt Transactions

Year Ended December 31, 2002

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
C-COR.net Corp.	Plan sponsor	Overdue employee contributions not timely remitted to the Plan	* $ 10,906	—	—	—	—	10,906	—

* This represents the total amount of contributions that were withheld from employees, but not remitted timely by the Plan sponsor, in accordance with DOL Reg. 2510.3-102

Schedule 2

**C-COR.NET CORP.
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN**

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
* C-COR.net Corp.	Common stock	$ 1,247,674
* CIGNA Retirement & Investment Services:	Guaranteed Income Contract	6,497,195
	S&P 500 Index	1,616,345
	Levin Large Company Value	1,585,442
	CIGNA Lifetime 40	1,237,405
	Mid Cap Growth Artisan Partners	1,037,356
	Berger Small Company Value	1,021,979
	Janus Worldwide	907,951
	Morgan Stanley Large Company Growth	332,609
	CIGNA Lifetime 30	317,226
	TSCM Enhanced Index	308,264
	TSCM Small Growth	202,204
	CIGNA Lifetime 50	155,510
	American Century International Growth	139,851
	CIGNA Lifetime 60	84,747
	American Century Equity Income	81,768
	CIGNA Lifetime 20	71,772
	Templeton Growth	20,508
	Nations International Value	14,954
* Participant loans	Participant loans with various rates of interest from 5.75% to 10.50%	521,378
		$ 17,402,139

* Parties-in-interest

Independent Auditors' Consent

The Board of Directors
C-COR.net Corp.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-02505 and 333-64040) of C-COR.net Corp. of our report dated July 3, 2003, with respect to the statements of net assets available for benefits of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan.

KPMG LLP

Harrisburg, Pennsylvania
July 9, 2003